SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Jeffrey W. Rubin
Simon M. Nadler
Scott D. Museles
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Heather L. Howard
Stephen A. Metz
Hong Suk "Paul" Chung
[redacted]

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
L. Magyar
. Field
Counsel
L. Hochberg
d and D.C.
noted:
ia also ∘ D.C. only
nd only † Retired

04035427

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 7, 2004

SUPPL

RECEIVED 2004 JUL 13 A 8:54 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 16, 2004	Stock Exchange Announcement – Director Shareholding – Long Term Incentive Plan – 2001 Awards to RA Lawson, JL Hewitt, I Mason, and RB Butler

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY, & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

Enclosure
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-41.doc
T:071504

RNS Number:6083A
Electrocomponents PLC
07 July 2004

ELECTROCOMPONENTS PLC ('the Company')

Long Term Incentive Plan (the "Plan") - 2001 Awards

Electrocomponents announces the following:

In July 2001, the Remuneration Committee recommended to the Trustee of the Electrocomponents Employee Trust that conditional awards of Electrocomponents 10p ordinary shares ("Shares") be made under the Plan to Mr R. A. Lawson (Chairman), Mr J. L. Hewitt (Deputy Chairman and Group Finance Director), Mr I. Mason (Group Chief Executive) and Mr R. B. Butler (Group Process Officer).

On 7 July 2004, the Remuneration Committee confirmed that in accordance with the terms of the Performance Target set for the Awards granted in July 2001, they have recommended to the Trustee that all the original awards lapse. Following this recommendation the Trustee has confirmed that the awards have lapsed, thereby terminating the interest of the Directors in the shares to which the awards related.

Mr Lawson has an interest in 403,374 Shares, Mr Hewitt has an interest in 75,382 Shares, Mr Mason has an interest in 37,349 Shares and Mr Butler has an interest in 38,349 Shares, together representing less than 0.2% of the issued share capital of the Company.

In addition, as the Trust is a discretionary trust, each of the directors is, together with other employees of the Company and its subsidiaries, a beneficiary of the Trust and therefore interested in all of the shares in the Trust. As at 7 July 2004, there were 308,417 shares in the Trust.

CARMELINA CARFORA

GROUP COMPANY SECRETARY

7 July 2004